UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 10, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF No. 02.421.421/0001-11

NIRE 33.300.324.631

NOTICE TO THE MARKET

TOTAL OPTIONAL EARLY REDEMPTION OF THE

1ST ISSUANCE OF DEBENTURES BY THE CONTROLLING COMPANY

TIM S.A. ("Company") (B3: TIMS3; NYSE: TIMB) hereby informs its shareholders and the market in general that its controlling company TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. ("Controlling Company ") will make the optional early redemption of all outstanding Debentures of the 1st Issue (as defined below) of the Controlling Company ("Total Optional Early Redemption" and "Debentures", respectively), pursuant to the "Private Instrument of Deed for the First Issuance of Simple Debentures, Non-Convertible into Shares, Secured by Real Collateral, in a Single Series, for Public Distribution under the Automatic Registration Procedure, issued by TIM Brasil Serviços e Participações S.A.", entered into between the Controlling Company and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários on July 12, 2023, as amended on July 25, 2023 ("Deed of 1st Issue" and "1st Issue", respectively), subject to Condition Precedent (as defined below).

The Total Optional Early Redemption of the Debentures is subject to the settlement of the 2nd (second) issue of simple, non-convertible debentures, of the unsecured type, in up to two (2) series ("Condition Precedent"), carried out under the terms of the "Private Instrument of Deed for the Second Issuance of Simple Debentures, Non-Convertible into Shares, Unsecured (Quirografárias), in up to Two (2) Series, for Public Distribution under the Automatic Registration Procedure, issued by TIM Brasil Serviços e Participações S.A." celebrated on June 23, 2025. In the event of non-compliance with the Condition Precedent, the Total Optional Early Redemption of the Debentures will not be effective and will not produce effects with respect to the Controlling Company or the Debenture Holders.

The Total Optional Early Redemption of the Debentures will be carried out by the Controlling Company on July 25, 2025, pursuant to the Deed of 1st Issue, for all the Debentures, upon payment of the Unit Face Value of the Debentures or balance of the Unit Face Value of the Debentures, as the case may be, plus Remuneration of the Debentures (as defined in the Deed of Issue), calculated exponentially and cumulatively pro rata temporis per elapsed Business Days, incident on the Unit Face Value of the Debentures (or on the balance of the Unit Face Value of the Debentures), from the First Payment Date of the Debentures or Payment Date of the Remuneration of the Debentures (as defined in the Deed of the 1st Issue) immediately prior (inclusive) until the date of the Total Optional Early Redemption of the Debentures, plus a redemption premium calculated as provided for in the Deed of the 1st Issue.

The communication of the creation of the event of Total Optional Early Redemption of the Debentures has already been sent to B3 S.A. – Brasil, Bolsa, Balcão, and the deadline of three (3) business days in advance of the date of effective redemption was respected, pursuant to the Deed of the 1st Issue.

The redeemed Debentures will be canceled by the Controlling Company.

This notice to the market is for information purposes only, under the terms of the legislation in force, and should not be interpreted or considered, for all legal purposes and effects, as a material for the sale and/or disclosure of the Debentures.

In accordance with the applicable regulations and in compliance with the rules of conduct set forth therein, additional information about the Controlling Company and its Issuances will be made available in due course on the Controlling Company's Investor Relations website (http://timbrasilpart.com.br/) and any information about the Company is made available in http://ri.tim.com.br/.

Rio de Janeiro, July 10, 2025.

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 10, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer